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Cheryl Dillner

Experienced Sales & Marketing Professional

Delavan, Wisconsin

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 **SC Johnson**

University of Wisconsin - Madison

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A very self-motivated, goal oriented individual possessing a broad range of experience in both sales and marketing, and a proficiency for driving profitable sales growth.

Experience

 **Associate Manager, Marketing, Global Professional Markets**
SC Johnson
May 2014 – Present · 4 yrs 8 mos
Racine, WI



Pentair
7 yrs

 **Channel Marketing Manager**
Oct 2009 – 2014 · 5 yrs
Delavan, WI

Brand Management - of retail water supply and water disposal brands sold in hardware and big box.
Manage retail marketing programs
Provide sales team with appropriate sales, training, and marketing materials to driv... See more

 **Sr. Market Specialist**
2007 – Oct 2009 · 2 yrs
Pentair

Sales Support
Brand Management Support
Project Management

Sales Manager
TH Foods Inc.
2000 – 2007 · 7 yrs
Loves Park, IL

Managed company co-pack sales which included private label, specialty brands and big brands with many of the largest and most reputable manufacturers of national branded food products. Developed promotional and incentive programs to increase distribution and grow the business. Identified new market and product opportunities.... See more

 

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1997 – 2000 · 3 yrs
Waukesha, WI

Account Management and New Business Development
Diversified customers and markets by creatively developing new product utilization
Marketing management - increased trade awareness of the company
Strategic Planning - developed goals for sales and marketing and lead cross-functi... See more

Export Coordinator

Brach & Brock Confections / Andes Candies Inc.

1994 – 1997 · 3 yrs
Delavan, WI

Account management and sales support - developed new business opportunities for the Andes
brand in new international markets
Strategic Marketing - managed and developed marketing strategies for international
department including pricing, catalogs, trade ads and packaging.

Education

University of Wisconsin - Madison

BA, International Relations / International Business Certificate

Volunteer Experience

Vice-Chairperson

Boys & Girls Club of Walworth County

2011 – Feb 2015   • 4 yrs
Children

Vice-Chairperson of this volunteer organization.
Worked for nearly 3 years to raise funds in order to open the first Boys & Girls Club in Walworth
County.
The club opened in October 2013 and now serves over 100 youth in the community!









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